Exhibit 99.32

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. Section 1350), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, each of the undersigned officers of BCE Inc. (the “Company”), does hereby certify that:

the annual report on Form 40-F for the year ended December 31, 2022 of the Company (the “Form 40-F”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in the Form 40-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 3, 2023	(signed) Mirko Bibic

Mirko Bibic
President and Chief Executive Officer
BCE Inc.

Date: March 3, 2023	(signed) Glen LeBlanc

Glen LeBlanc
Executive Vice-President and Chief Financial Officer
BCE Inc.